Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On August 20, 2024, Prestige Wealth Inc.(“PWI”) entered into a definitive acquisition agreement, pursuant to which PWI will acquire Wealth AI PTE LTD (“Wealth AI”) by purchasing all shares of SPW Global Inc.(SPW), a holding company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI. (SPW and Wealth AI, collectively the “Wealth AI Business”)

The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 780,000 class A ordinary shares and 1,620,000 class B ordinary shares of the Company issuable to the seller and key employees of Wealth AI.

On November 4, 2024, the Company completed its acquisition of all shares of SPW and completed its acquisition of Wealth AI Business.

The consolidated balance sheet as of March 31, 2025 and the consolidated statement of operations and comprehensive loss for the six months ended March 31, 2025 have combined the consolidated financial position and operation performance of Prestige Wealth Inc. and its subsidiaries (“the Group”) and financial statements of Wealth AI Business since November 4, 2024, which are contained elsewhere in this statement.

The following unaudited pro forma condensed combined financial statements present the historical consolidated financial statements of the Group and financial statements of SPW and Wealth AI, adjusted as if the Company had acquired the Wealth AI Business.

The unaudited pro forma combined statement of operations and comprehensive loss for the years ended September 30, 2024 and 2023 combines the historical combined statement of operations and comprehensive loss of the Group and the historical statement of operations and comprehensive loss of SPW and Wealth AI, giving effect to the acquisition as if the acquisition had been consummated on October 1, 2022, the beginning of the earliest period presented. The historical consolidated financial statements have been adjusted in the unaudited pro forma consolidated combined financial statements to give pro forma effect to events that are: (1) directly attributable to the acquisition; (2) factually supportable; and (3) with respect to the statement of operations, expected to have a continuing impact on the Group’s results following the completion of the acquisition.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

●	The accompanying notes to the unaudited pro forma condensed combined financial statements;

●	The historical consolidated financial statements and related notes of Prestige Wealth Inc. as of September 30, 2024 and 2023, for the year ended September 30, 2024 and 2023, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in Prestige Wealth Inc.’s Annual Report on Form 20-F for the year ended September 30, 2024 and 2023, which were filed with the Securities and Exchange Commission; and

●	The historical financial statements of Wealth AI as of September 30, 2024 and 2023 and for the years ended September 30, 2024 and 2023, which are contained elsewhere in this statement.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended September 30, 2024
	Historical			Pro Forma
	PWI	SPW	Wealth AI	Pro Forma Adjustment	Pro Forma Consolidated
Net revenue
Wealth management services
Referral fees	$13,505	$-	$-	$-	$13,505
Subtotal	13,505	-	-	-	13,505

Asset management services
Advisory service fees	600,437	-	-	-	600,437
Management fees	25,970	-	-	-	25,970
Subtotal	626,407	-	-	-	626,407
Total net revenue	639,912	-	-	-	639,912

Operation cost and expenses
Selling, general and administrative expenses	7,686,803	-	21,124	-	7,707,927
Total operation cost and expenses	7,686,803	-	21,124	-	7,707,927

Loss from operations	(7,046,891)	-	(21,124)	-	(7,068,015)

Other income (expense)	166,949	-	(419)	-	166,530

Loss before income taxes benefit	(6,879,942)	-	(21,543)	-	(6,901,485)
Income taxes benefit	(3,112)	-		-	(3,112)
Net loss	$(6,876,830)	$-	$(21,543)	$-	$(6,898,373)

Other comprehensive loss
Foreign currency translation adjustment	(12,122)	-	(1,966)	-	(14,088)
Total comprehensive loss	$(6,888,952)	$-	$(23,509)	$-	$(6,912,461)

Loss per ordinary share*
Basic and diluted	$(0.677)	$-	$-	$-	$(0.679)

Weighted average number of ordinary shares outstanding*
Basic and diluted	10,175,000	-	-	-	10,175,000

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended September 30, 2023
	Historical			Pro Forma
	PWI	SPW	Wealth AI	Pro Forma Adjustment	Pro Forma Consolidated
Net revenue
Wealth management services
Referral fees	$76,338	$-	$-	$-	$76,338
Subtotal	76,338	-	-	-	76,338

Asset management services
Advisory service fees	221,119	-	-	-	221,119
Management fees	51,071	-	-	-	51,071
Subtotal	272,190	-	-	-	272,190
Total net revenue	348,528	-	-	-	348,528

Operation cost and expenses
Selling, general and administrative expenses	1,460,517	-	31,300	-	1,491,817
Total operation cost and expenses	1,460,517	-	31,300	-	1,491,817

Loss from operations	(1,111,989)	-	(31,300)	-	(1,143,289)

Other income	68,762	-	-	-	68,762

Loss before income taxes benefit	(1,043,227)	-	(31,300)	-	(1,074,527)
Income taxes benefit	(7,476)	-		-	(7,476)
Net loss	$(1,035,751)	-	$(31,300)	-	$(1,067,051)

Other comprehensive (loss) income
Foreign currency translation adjustment	4,328	-	1,070	-	5,398
Total comprehensive loss	$(1,031,423)	-	$(30,230)	-	$(1,061,653)

Loss per ordinary share*
Basic and diluted	$(0.125)	$-	$-	-	$(0.129)

Weighted average number of ordinary shares outstanding*
Basic and diluted	8,254,891	-	-	-	8,254,891

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial statements have been prepared assuming the acquisition is accounted for as a business combination using the acquisition method of accounting under Financial Accounting Standards Board (“FASB”) ASC 805, Business Combinations (“ASC 805”). The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements of Wealth AI Business as well as those of PWI. The historical consolidated financial statements referred to above for PWI were included in its Annual Report on Form 20-F for the years ended September 30, 2023 and 2024. The historical consolidated financial statements referred to above for Wealth AI were included in PWI’s Form 20-F for the year ended September 30, 2024.

The unaudited pro forma condensed combined statement of operations reflects the acquisition of SPW Global Inc. (“the Acquisition”) as if it had been consummated on October 1, 2022.

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